

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2023

Brent Suen
Chief Executive Officer
LOGIQ, INC.
230 Victoria Street Bugis Junction
#15-01/08, Singapore 188024

> **Re: LOGIQ, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 000-51815**

Dear Brent Suen:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Disclosure Review Program

cc: 　　Christopher Tinen